Exhibit 21
ECHOSTAR HOLDING CORPORATION AND SUBSIDIARIES
LIST OF SUBSIDIARIES
Effective as of the Date of the Spin-off

	State or Country of		Name Doing Business
Subsidiary	Incorporation	% of Ownership	As
EchoStar Asia Holdings Corporation	Colorado	100%	EAH
EchoStar Asia Satellite Corporation	Colorado	100%	EAS
EchoStar Data Networks Corporation	Colorado	100%	EDN
EchoStar FSS Corporation	Colorado	100%	FSS
Echostar Global B.V.	Netherlands	100%	Global BV
EchoStar International Corporation	Colorado	100%	EIC
Echostar Real Estate Corporation IV	Colorado	100%	ERIV
EchoStar Technologies LLC	Texas	100%	ETLLC
China Mobile Broadcasting Satellite Limited	Hong Kong	100%	CMB Sat
EIC Spain, SL	Spain	100%	EchoStar Spain
Eldon Technology Ltd.	England	100%	EchoStar Eldon
Port L.L.C.	Colorado	100%	Port L.L.C.